                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)

                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  20009P-10-3
                        (CUSIP NUMBER OF COMMON STOCK)

                           DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                              1007 MARKET STREET
                          WILMINGTON, DELAWARE 19898
                                (302) 774-9564
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                    BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                       1735 MARKET STREET, 51ST FLOOR
                          PHILADELPHIA, PENNSYLVANIA
                                (215) 864-8606

                           ------------------------
                           CALCULATION OF FILING FEE

================================================================================
     TRANSACTION VALUATION*                   AMOUNT OF FILING FEE

--------------------------------------------------------------------------------
     $101,374,106                             $20,274
================================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $6.75 FOR 13,489,604 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 27, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO EXERCISE

     OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE SHARES
     OF COMMON STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDERS.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     AMOUNT PREVIOUSLY PAID:        NA
     FORM OR REGISTRATION NO.:      NA
     FILING PARTY:                  NA
     DATE FILED:                    NA

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.I. DU PONT DE NEMOURS AND COMPANY

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
          (a) |_|
          (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)                                       |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,234,022

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                               |_|

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          44.7%(1)

10   TYPE OF REPORTING PERSON (See Instructions)

          CO

     (1) E.I. du Pont de Nemours ("Parent"), DPC Newco, Inc. ("Merger Sub"), a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a wholly owned subsidiary of Parent, and CombiChem, Inc. ("CombiChem") entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 5, 1999, providing for, among other things, the merger of Merger Sub with and into CombiChem. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement, dated as of October 5, 1999 (the "Shareholders Agreement"), with certain shareholders of CombiChem

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(the "Major Stockholders") who, as of September 27, 1999 own 4,549,591 shares of
CombiChem Common Stock in the aggregate. Under the Shareholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of CombiChem Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Merger Sub a proxy to vote their shares, representing approximately
33.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Parent also entered into a Stock Option Agreement dated as of October 5, 1999 (the "Option Agreement"), pursuant to which CombiChem granted to Parent an option to purchase 2,684,431 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Parent and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999. As permitted by each of the Merger Agreement, the Shareholders Agreement and the Option Agreement, Parent assigned all of its rights thereunder to Purchaser and Purchaser agreed to assume all of the obligations of Parent thereunder.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DUPONT PHARMA, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
          (a) |_|
          (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)                                       |_|

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,234,022

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                               |_|

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          44.7%(2)

10   TYPE OF REPORTING PERSON (See Instructions)

          CO

     (2) E.I. du Pont de Nemours ("Parent"), DPC Newco, Inc. ("Merger Sub"), a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a wholly owned subsidiary of Parent, and CombiChem, Inc. ("CombiChem") entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 5, 1999, providing for, among other things, the merger of Merger Sub with and into CombiChem. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement, dated as of October 5, 1999 (the "Shareholders Agreement"), with certain shareholders of CombiChem (the "Major Stockholders") who, as of September 27, 1999 own

4,549,591 shares of CombiChem Common Stock in the aggregate. Under the Shareholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of CombiChem Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Merger Sub a proxy to vote their shares, representing approximately 33.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Parent also entered into a Stock Option Agreement dated as of October 5, 1999 (the "Option Agreement"), pursuant to which CombiChem granted to Parent an option to purchase 2,684,431 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Parent and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999. As permitted by each of the Merger Agreement, the Shareholders Agreement and the Option Agreement, Parent assigned all of its rights thereunder to Purchaser and Purchaser agreed to assume all of the obligations of Parent thereunder.

     The foregoing summary of the Shareholders Agreement and Option Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 14D-1.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DPC NEWCO, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)
          (a) |_|
          (b) |_|

3    SEC USE ONLY

4    SOURCE OF FUNDS (See Instructions)

          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(e) or 2(f)                                       |_|


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,549,591

8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                               |_|

9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          33.7%(3)

10   TYPE OF REPORTING PERSON (See Instructions)

          CO

     (3) E.I. du Pont de Nemours ("Parent"), DPC Newco, Inc. ("Merger Sub"), a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a wholly owned subsidiary of Parent, and CombiChem, Inc. ("CombiChem") entered into an Agreement and Plan of Merger (the "Merger Agreement") as of October 5, 1999 providing for, among other things, the merger of Merger Sub with and into CombiChem. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement dated as of October 5, 1999 (the "Shareholders Agreement") with certain shareholders of CombiChem

(the "Major Stockholders") who, as of September 27, 1999 own 4,549,591 shares of CombiChem Common Stock in the aggregate. Under the Shareholders Agreement, the Major Stockholders have agreed, subject to the terms thereof, to tender all of their shares of CombiChem Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Major Stockholders have also granted Merger Sub a proxy to vote their shares, representing approximately 33.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Parent also entered into a Stock Option Agreement dated as of October 5, 1999 (the "Option Agreement"), pursuant to which CombiChem granted to Parent an option to purchase 2,684,431 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Parent and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.7% of the issued and outstanding shares of CombiChem Common Stock as of September 27, 1999. As permitted by each of the Merger Agreement, the Shareholders Agreement and the Option Agreement, Parent assigned all of its rights thereunder to Purchaser and Purchaser agreed to assume all of the obligations of Purchaser thereunder.

     The foregoing summary of the Shareholders Agreement and Option Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 14D.

     This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by DPC Newco, Inc.("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Offeror is a corporation, newly formed by Purchaser in connection with the Offer and the transactions contemplated thereby.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is CombiChem, Inc. The address of the principal executive office of the Company is 9050 Camino Sante Fe, Suite 200, San Diego, California 92121.

     (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) through (d), (g) This Schedule 14D-1 is filed by Parent, Purchaser and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) None of Offeror, Parent or Purchaser or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror"), Section 11 ("Background of the Offer") and Section 12 (Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) Not applicable.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a) through (c), (e) The information set forth in the Introduction, Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 11 ("Background of the Offer"), Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 9 ("Certain Information Concerning Parent and Offeror"),Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"),
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and

Distributions")and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning Parent, Purchaser and Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent, Purchaser Offeror") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(2), is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase, dated October 5, 1999.
     (a)(2)    Letter of Transmittal.
     (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
     (a)(5)    Notice of Guaranteed Delivery.
     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(7)    Joint Press Release, dated October 5, 1999.
     (a)(8)    Summary Advertisement

     (b)  Not applicable.
     (c)(1) Agreement and Plan of Merger dated as of October 5, 1999, among Parent, Offeror and the Company.
     (c)(2) Shareholders Agreement dated as of October 5, 1999 among the persons listed on Schedule 1 thereto, Parent and Offeror.
     (c)(3) Stock Option Agreement dated as of October 5, 1999, among Parent, Offeror and the Company.
     (c)(4) Mutual Non-Disclosure Agreement dated as of March 10, 1999, between Company and DuPont Pharmaceuticals Company.
     (d)  None.
     (e)  Not applicable.
     (f)  None.

                                   SIGNATURE

     After due inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    October 12, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY

                              By: /s/ Susan M. Stalnecker
                                  __________________________
                              Name:  Susan M. Stalnecker
                              Title: Vice President and Treasurer

                              DUPONT PHARMA, INC.

                              By: /s/ Susan M. Stalnecker
                                  __________________________
                              Name:  Susan M. Stalnecker
                              Title: President

                              DPC NEWCO, INC.

                              By: /s/ Richard E. Gies
                                  _________________________
                              Name:  Richard E. Gies
                              Title: President

                                 EXHIBIT INDEX

EXHIBIT                        DESCRIPTION NO.
NO.

(a)(l)  --     Offer to Purchase, dated October 12, 1999.

(a)(2)  --     Letter of Transmittal.

(a)(3)  --     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.

(a)(4)  --     Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

(a)(5)  --     Notice of Guaranteed Delivery.

(a)(6)  --     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.

(a)(7)  --     Joint Press Release, dated October 5, 1999.

(a)(8)  --     Summary Advertisement.

(b)     --     Not applicable.

(c)(1)  --     Agreement and Plan of Merger dated as of October 5, 1999, among
               Parent, Offeror and the Company.

(c)(2)  --     Shareholders Agreement dated as of October 30, 1999, among the persons listed on Schedule 1 thereto, Parent and Offeror.

(c)(3)  --     Stock Option Agreement dated as of October 5, 1999 among Parent,
               Offeror and the Company.

(c)(4)  --     Mutual Non-Disclosure Agreement dated as of March 10, 1999 between Company and DuPont Pharmaceuticals Company.

(d)     --     None.

(e)     --     Not applicable.

(f)     --     None.